Exhibit 1.1

SIDE LETTER AGREEMENT

This Side Letter Agreement (this “Side Letter Agreement”), dated as of October 20, 2025, is by and between Redhill Biopharma Ltd. (the “Company”) and Alumni Capital LP (“Alumni”). The Company and Alumni are collectively referred to herein as the “Parties”.

WHEREAS, on June 20, 2025, the Company entered into that certain Any Market Purchase Agreement (the “Agreement”) with Alumni, pursuant to which, among other things, the Company has the right, but not the obligation, to sell to Alumni, from time to time,  up to $10,000,000 of American Depositary Shares (“ADSs”), each representing 10,000 ordinary shares (“Ordinary Shares”), par value NIS 0.01 per share, of the Company, subject to the terms and conditions set forth in the Agreement; and

WHEREAS, the Company and Alumni desire to enter into this Side Letter Agreement to amend certain provisions of the Agreement as set forth herein.

In consideration of the mutual agreements contained herein, the Parties hereby agree as follows:

1.          Definitions. Unless otherwise specified, capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Agreement.

2.          Amendment of Section 8.2(f) of the Agreement. The parties hereby agree the sentence beginning with “The “Beneficial Ownership Limitation” and ending with “pursuant to a Purchase Notice” within Section 8.2(f) of the Agreement shall be amended to read in its entirety as follows:

The “Beneficial Ownership Limitation” shall be (i) 9.99% of the voting power of the Company or of the number of Ordinary Shares and ADSs outstanding immediately after the issuance of Purchase Notice Securities issuable pursuant to a Forward Purchase Notice and (ii) 4.99% of the voting power of the Company or of the number of Ordinary Shares and ADSs outstanding immediately after the issuance of Purchase Notice Securities issuable pursuant to a Regular Purchase Notice.

3.          Confirmation. Except as set forth herein, all other provisions of the Agreement shall remain unmodified by this Side Letter Agreement, and shall remain in fully force and effect in accordance with its terms.

4.          Counterparts. For the convenience of the parties, this Side Letter Agreement may be executed in multiple counterparts, each of which for all purposes shall be deemed to be an original, and all such counterparts shall together constitute but one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by telecopy, e-mail, facsimile or other electronic means shall be effective as a delivery of a manually executed counterpart of this Side Letter Agreement.

5.          Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE AND APPLICABLE UNITED STATES FEDERAL LAW

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Side Letter Agreement as of the date first above written.

REDHILL BIOPHARMA LTD

By:	/s/ Dror Ben-Asher
Name: Dror Ben-Asher Title: CEO

ALUMNI CAPITAL LP By: Alumni Capital GP LLC

By:	/s/ Ashkan Mapar
Name: Ashkan Mapar Title: General Manager